April 18, 2006



Mr. Brad Skinner
Accounting Branch Chief - Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                                       Re: TransNet Corporation, File No. 0-8693

Dear Mr. Skinner,

This letter responds to comments raised in your letter dated March 15, 2006. TransNet Corporation's responses are listed below, numbered in accordance with the paragraphs in your letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005
ITEM 1. DESCRIPTION OF BUSINESS
SUPPLIERS, PAGE 5

         1. With respect to TransNet's purchasing arrangement with Ingram Micro, Inc., please be advised that there is no written agreement or long-term purchase agreement between the parties. In this regard, TransNet is not subject to any minimum purchase requirements with Ingram.

ITEM 6.  SELECTED FINANCIAL DATA, PAGE 9

         2. The inconsistency between the table on page 9 and the Statement of Operations on page F-3 is the result of a typographical error, for which TransNet apologizes. If the Commission deems it necessary, an amended Form 10-K will be filed with the corrected page 9. For your information, we have attached the corrected page to this letter. Cash dividends paid are disclosed on the consolidated statements of stockholders' equity.

FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES
NOTE 2 [G] REVENUE RECOGNITION, PAGE F-8

         3. With respect to direct shipment and direct billing arrangements in which the Corporation receives an agency fee, please be advised that these transactions do not replace traditional sales, but supplement the Corporation's sales through traditional channels. The inclusion of this program in the Corporation's sales strategy is already discussed in the Management's Discussion and Analysis. [See Comment 4]

         4. With respect to the direct shipment and billing arrangements referenced, the Corporation recognizes revenue under these arrangements when it receives an agent fee from the manufacturer. This policy differs from that of our sales through traditional channels, as follows:

               o The Supplier (manufacturer) is the primary obligor in the arrangement.

               o    The amount the Corporation earns is fixed.

               o    The supplier (manufacturer) has credit risk.

         Based upon these criteria, and in accord with EITF 99-19, the Corporation reports these agent fees as a net amount classified as Service Revenues. Through June 30, 2005, these fees accounted for approximately 1% - 2% of annual revenues, and this level is anticipated to continue for fiscal 2006.

         5. With respect to the Commission's concerns regarding client construction delays, please be advised that the project delays referenced pertain to projects for which work was not yet commenced, though TransNet had already received the award of the project. Construction of the subject sites must be substantially completed before TransNet begins its work on these projects, and because the delays were well in advance of our work, the projects were not yet staffed. As stated, these delays have had no significant impact on our operations, but did slightly increase inventory and have resulted in order backlog. We shall clarify discussions in future reports.

         With respect to the employees stationed full-time at customer sites, these employees perform technical support services and are dedicated to those sites under agreements with the client and the staffing levels are not typically subject to significant modification. Technical services provided under these agreements are billed and recognized on a monthly basis. Although the contracts for these services may be twelve months or less, or in a few instances longer than twelve months, the services performed under these agreements typically include repair, maintenance, upgrade installations, and/or technical support functions such as help desk services. These services are performed within hours or at most a few days of receipt of a service call, as distinguished from project work, and in no instance extend more than twelve months.


         With respect to your request for detailed information regarding TransNet's typical contracts and projects for products and services, it is difficult to describe a "typical" contract or project because of the variety of IT products and services TransNet provides. To respond to your request, however, we provide the following: Our contracts and/or projects are awarded after negotiation with a client, or upon award under a Request for Proposal ("RFP"). The projects or contracts typically involve the procurement of equipment (hardware, software, and peripherals) in response to the specific needs of the client, and often include the design of a network. Typically the projects include installation of the equipment. Typical projects are completed in approximately two to three months. The products typically relate to data networks or converged voice and data networks. Contracts may relate solely to services, such as installation of equipment, on-site technical services, or technical support services, such as help-desk arrangements. Based upon the fact that the earning process for all of our services are completed within a period of less than one year, SOP 81-1 has not been considered. Further detail is provided in response to paragraph 6 below.

         6. Revenue recognition is the same for project-based and contract-based agreements, both of which may include network integration services. Time and materials services are billed either as performed, or on a monthly basis, depending on the client arrangements, rather than under a contract.

         With respect to material terms of the arrangements, in conjunction with the discussion above, we present the following:

               o Performance obligations - These are specific to the project or client, and may include network design, product procurement, configuration and deployment, installation, and/or technical service and support post-installation. Obligations regarding schedules and/or implementation plans are prepared with the client review.

               o Payment terms - Payment terms vary based upon the nature of the project. For example, for technical support and service contracts, the client is billed on a monthly basis, with net 30 terms standard. For some network projects, for ex, Voice over IP projects, there may be progress payments based on agreed performance milestones. Payment terms for projects or contracts awarded under an RFP are set forth in the RFP, often from a municipality or governmental client, and may provide for progress payments or, on occasion, that payment will be made upon completion of TransNet's work. As previously stated, notwithstanding contract terms that may extend beyond twelve months, our services are completed within a period that does not extend beyond twelve months.

               o Renewal terms - For service contracts, the renewal terms allow for renewal of the same term as the initial contract, at rates to be negotiated by the parties.

               o Cancellation terms - Contracts usually provide for cancellation upon material breach or if a party enters bankruptcy or receivership. Some contracts allow for termination by either party upon written notice tendered in advance, for periods from 30 to 180 days.

               o Product return rights - The Corporation has adopted a return policy to coincide with those of its suppliers. For the Staff's supplemental information and by way of example, returns of opened boxes are prohibited, exclusive of defective product.

               o Warranty obligations - Products sold by TransNet are subject to manufacturer warranties. TransNet does not warranty the product. With respect to its services, TransNet's standard warranty is 30 days, during which period it will perform remedial work at no charge to its customer, should an additional service call be required.

         The Corporation has considered the following criteria for Recognizing Revenue when the Right of Return exists:

               o Our prices to our customers are substantially fixed and determinable at the date of sale.

               o The amounts due to the Corporation related to the sales to our customers are not contingent on resale of the product or services by the customer.

               o The customer's obligation to the Corporation would not be changed in the event of theft or physical destruction or damage of the product.

               o    Customers do not purchase our products for resale.

               o    The amount of future returns can be reasonably estimated.

         Based upon these items, the Corporation has recognized revenue from the sale of its products at the time of sale. Estimated losses from returns have been determined to be immaterial.

GENERAL - SFAS 131 SEGMENTS

         7. Because the Corporation sells a wide variety of IT products, the Corporation cannot designate any as "major products." With respect to technical services, the Corporation's service agreements consist of a combination of several types of support and project based services that are not readily distinguishable. Therefore, we have disclosed all of our service revenues as such. To separate and report on these various services would be impracticable.

FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2005
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
NOTE 1 [h] ADOPTION OF SFAS 123R, PAGE 5

         8. TransNet has adopted and implemented SFAS 123R as required starting July 1, 2005. Because no options have been issued after that date, it has not yet been applied. Please be assured that if any options are issued, SFAS 123R will be applied to those transactions.


TransNet Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that TransNet may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,


/s/ Steven J. Wilk
President and CEO

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by, the Company's consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report on Form 10-K


                                                                           YEAR ENDED JUNE 30, 2005

STATEMENT OF INCOME DATA                            2005             2004            2003            2002           2001
------------------------                            ----             ----            ----            ----           ----
Revenue
      Equipment                                 $ 18,209,885    $ 15,636,812    $ 15,942,197    $ 33,258,828   $ 42,137,322
      Services                                    15,831,106      14,962,852      16,856,823      17,633,266     14,280,047
                                                ------------    ------------    ------------    ------------   ------------
                                                  34,040,991      30,599,664      32,799,020      50,892,094     56,417,369
                                                ------------    ------------    ------------    ------------   ------------
Cost of Revenue
      Equipment                                   16,948,499      14,112,956      14,634,965      31,030,909     38,893,267
      Services                                    12,161,808      11,728,379      12,658,163      11,889,348     10,084,170
                                                ------------    ------------    ------------    ------------   ------------
                                                  29,110,307      25,841,335      27,293,128      42,920,257     48,977,437
                                                ------------    ------------    ------------    ------------   ------------
Gross Profit
      Equipment                                    1,261,386       1,523,856       1,307,232       2,227,919      3,244,055
      Services                                     3,669,298       3,234,473       4,198,660       5,743,918      4,195,877
                                                ------------    ------------    ------------    ------------   ------------
                                                   4,930,684       4,758,329       5,505,892       7,971,837      7,439,932
                                                ------------    ------------    ------------    ------------   ------------

Selling, General & Administrative                  6,788,239       5,957,851       6,776,975       6,986,974      6,800,202
                                                ------------    ------------    ------------    ------------   ------------
      Operating Income (Loss)                     (1,857,555)     (1,199,522)     (1,271,083)        984,863        639,730
                                                ------------    ------------    ------------    ------------   ------------
Other Income (Loss)
      Interest Income                                 52,074          69,973          58,454          71,085        257,282
      Loss on Disposal of Asset                       (2,584)              0               0               0              0
                                                ------------    ------------    ------------    ------------   ------------
      Total Other Income (Loss)                       49,490          69,973          58,454          71,085        257,282

Income (Loss) Before Income Tax (Benefit)         (1,808,065)     (1,129,549)     (1,212,629)      1,055,948        897,012

Income Tax Benefit (Expense)                        (431,787)              0               0         385,451        334,000
                                                ------------    ------------    ------------    ------------   ------------

Net Income (Loss)                               $ (1,376,278)   $ (1,129,549)   $ (1,212,629)   $    670,497   $    563,012

Income (Loss) Per Common Share - Basic                 (0.29)          (0.24)          (0.25)           0.14           0.12
                                                ============    ============    ============    ============   ============

Income (Loss) Per Common Share - Diluted               (0.29)          (0.24)          (0.25)           0.14           0.12
                                                ============    ============    ============    ============   ============

Weighted average shares outstanding - Basic        4,818,304       4,779,973       4,774,804       4,774,804      4,815,872
                                                ============    ============    ============    ============   ============

Weighted average shares outstanding - Diluted      4,818,304       4,779,973       4,774,804       4,927,225      4,884,853
                                                ============    ============    ============    ============   ============
BALANCE SHEET DATA:

Working Capital                                    8,983,570      10,657,957      12,073,122      13,156,891     12,540,263
Total Assets                                      12,009,100      12,963,609      13,902,650      16,336,175     17,152,151
Long-Term Obligations                                     --              --              --              --             --
Shareholders Equity                                9,935,658      11,296,536      12,734,865      13,947,494     13,276,997